

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 26, 2009

Mr. David Doft
Chief Financial Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario M5R 2E3

> **RE: MDC Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 1-13718**

Dear Mr. Doft:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director